Item 77I Deutsebe World Dividend Fund (a series of
Deutsche International Fund, Inc.)
Class R6 shares for Deutsche World Dividend Fund
(formerly DWS World Dividend Fund)
became effective on August 25, 2014. Class R6 shares are sold solely to participants in certain retirement plans, without a front-end sales load, a CDSC, a distribution fee or a service fee.